November 20, 2019

Gaofei Wang
Chief Executive Officer
Weibo Corporation
8/F, QIHAO Plaza, No. 8 Xinyuan S. Road
Chaoyang District, Beijing 100027
People's Republic of China

       Re: Weibo Corporation
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 29, 2019
           File No. 001-36397

Dear Mr. Wang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:    Julie Gao, Esq.